Exhibit 12.1

NAVIENT CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

(Dollars in millions)

						Six Months Ended Jun 30,
	2010	2011	2012	2013	2014	2014	2015

Income (loss) from continuing operations before income taxes	$1,229	$925	$1,437	$2,087	$1,837	$853	$767
Add: Fixed charges	2,279	2,404	2,565	2,213	2,066	1,043	1,030

Total earnings	$3,508	$3,329	$4,002	$4,300	$3,903	$1,896	$1,797

Interest expense	$2,275	$2,401	$2,561	$2,210	$2,063	$1,042	$1,029
Rental expense, net of income	4	3	4	3	3	1	1

Total fixed charges	2,279	2,404	2,565	2,213	2,066	1,043	1,030

Preferred stock dividends	121	28	31	31	10	10	—

Total fixed charges and preferred stock dividends	$2,400	$2,432	$2,596	$2,244	$2,076	$1,053	$1,030

Ratio of earnings to fixed charges(1)	1.54	1.38	1.56	1.94	1.89	1.82	1.74

Ratio of earnings to fixed charges and preferred stock dividends(1)	1.46	1.37	1.54	1.92	1.88	1.80	1.74

(1)

For purposes of computing these ratios, earnings represent income (loss) from continuing operations before income tax expense plus fixed charges. Fixed charges represent interest expensed and capitalized plus one-third (the proportion deemed representative of the interest factor) of rents, net of income from subleases.